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JONES                                                     FACSIMILE TRANSMISSION
DAY                  555 West Fifth Street, Suite 4600 - Los Angeles, California
                                                     90013-1025 - (213) 489-3939
                                                       Facsimile: (213) 243-2539
                                                            ecsmith@jonesday.com

                                                      NOVEMBER 18, 2004

Please hand deliver the following facsimile to:

Name: MS. JOHANNA VEGA LOSERT           Facsimile No.: (202) 942-9527

Company: SECURITIES AND EXCHANGE        Number of pages (including this page):
         COMMISSION

Telephone No.: (202) 942-2931           From: ESME SMITH

                                        Title: ATTORNEY

Send Copies To:                         Direct Telephone No.: (213) 243-2521

                                        JP No.:

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Re:


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                                                                    CONFIDENTIAL

Proposed responses to comment letter dated November 18,2004 re Edelbrock
Corporation:

Comment 1

      Response: In response to the Staff's comment, the Company will be filing an amendment to the Company's Quarterly Report on Form 10-Q for the period ending September 25,2004, which will amend Part I, Item. 4 in its entirety. For the Staff`s convenience, the relevant text is set forth below:

      The Company's President, Chief Executive Officer, and Chairman of the Board, 0.Victor Edelbrock, and the Company's Vice-president of Finance and Chief Financial Officer, Aristedes T. Feles, evaluated the Company's disclosure controls and procedures as of September 25,2004. These controls and procedures are designed to ensure that all of the information required to be disclosed by the Company in its periodic reports filed with the Securities and Exchange Commission (the "Commission") is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Commission and that the information is accumulated and communicated to the Company's management, including Messrs. Edelbrock and Feles on a timely basis.

      As required by Rule 15d-l5, promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company has carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the fiscal quarter ended September 25,2004 covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that the Company's files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Commission's rules and forms. Subsequent to the date of such evaluation, there has been no change in the Company's internal controls over financial reporting that occurred during the period covered by this report that has materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Comment 2

      Response: In response to the Staff's comment, the following paragraph will replace what is presently the final paragraph preceding the heading "Purpose of the Merger" beginning on page 28 of the revised preliminary proxy statement filed November 1Oth:
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      Under the merger agreement, the special committee may engage in discussions relating to a bona fide acquisition proposal from a third party that constitutes, or is reasonably likely to result in, a superior proposal to the proposed transaction. The special committee accordingly considered whether the CIF indication of interest constituted a bona fide acquisition proposal. In this regard, the special committee considered the background of the CIF indication of interest, including the lack of certainty regarding price, the associated stated contingencies and the fact that CIF had not engaged in any due diligence with respect to the Company or had any meaningful contact with the Company's management. The special committee also considered the fact that CIF's interest was conditioned on acquiring a controlling interest in the Company, which could not be achieved given Mr. Edelbrock's expressed disinterest in a sale of those shares he owned and/or controlled, and the fact that CIF's indication of interest had effectively been withdrawn. Taking all these factors into consideration, the special committee concluded that CIF had not made a bona fide acquisition proposal, and that on that basis there was no reason to consider CIF's indication of interest further. The special committee also determined that, considering Kerlin Capital's advice and that the CIF letter was neither a firm nor a fully-financed offer, there was no basis to further consider the special committee's conclusions and recommendations regarding the merger agreement and the transactions contemplated by it. The special committee directed Kerlin Capital to send a letter to CIF confirming their discussions and Confirming that CIF had withdrawn its indication of interest. Kerlin Capital transmitted this letter on October 18, 2004.

Comment 3

      Response: The special committee did not believe Mr. Edelbrock's position that he was not a seller with respect to the shares in Edelbrock he owned and/or controlled conflicted with Mr. Edelbrock's fiduciary duties as a director or majority stockholder to Edelbrock or Edelbrock's unaffiliated public stockholders because Mr. Edelbrock's actions were in accordance with applicable Delaware law. Under Delaware law, Mr. Edelbrock, despite being both a director and majority stockholder, had the right, acting as a stockholder, to base any decision whether or not to consider a sale of the Edelbrock shares he owned and/or controlled, on personal interests. Bershad v. Curtis-Wright Corporation, 535 A.2d 840 (Del. 1987). As a director, Mr. Edelbrock had an obligation to disclose any expression of interest -- such as the CIF expression of interest -- to the special committee that was negotiating on behalf of Edelbrock's unaffiliated public stockholders and to remove himself from any further discussions of such matters. Thorpe by Castleman v. CERBCO, Inc., 676 A.2d 436,442-444 (Del. 1996). However, under applicable Delaware law, the receipt of a third party expression of interest -- in this instance the CIF expression of interest -- did not alter Mr. Edelbrock's right as a majority stockholder -- a right he enjoyed under Delaware law despite being a director -- to


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continue to refuse to consider a sale of the shares he owned and/or controlled based on personal interests alone. ID. at 444; See also Bershad. By extension, neither Mr. Edelbrock's status as a director nor as a majority stockholder required or obligated him to sell the shares he owned andor controlled to a third party. Regardless of what views may be as to the merits of Delaware law on these matters, Mr. Edelbrock's actions were in accordance with that law and with the fiduciary duties he owed to the Company and the unaffiliated public stockholders both as a director and as a majority stockholder.



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